Robert Dimicco

Entrepreneurial Executive known for driving technical innovation and growth in best-in-class products, AI/data/analytics and SaaS/cloud. High-profile thought leader with demonstrable success in delivering profitable revenue growth and operational efficiencies by building high-performance, global teams.

Focused on opportunities that leverage technology and data to create transformative value for business, people and society. Recognized as an inspiring leader who helps people grow to their full potential, values creativity, transparency, diversity and selflessness and creates an inclusive, empowering and fun work environment.

Key Accomplishments

Growth: Generated over $1.7B in combined, net new revenue from product, data and service businesses.

Building Teams: Led high-performing teams from start-ups to lab innovation groups to high-margin business units. Established and grew product management, software engineering, product development, customer success and data teams from groups of 3-5 members to scaled, global units of over 400 individuals.

Technical Breadth: SaaS, web and mobile applications, AI, microservices, API's, data strategy, ETL, Agile, user analytics, identity management, structured/unstructured data, search, data science/machine learning, UX, data visualization, lifecycle management and security.

EXPERIENCE

REVEAL AI INC., Palo Alto, CA   2022 - Present
Co-founder and CEO
Leading early stage SaaS product startup using generative AI and data to help leaders, brands and organizations make better decisions faster by listening to and learning from customers, employees and stakeholders. Disrupting a $7B annual global spend on traditional surveys and human-delivered interviews and focus groups.

- Led company formation and founding strategy, decisions and priorities for: product value proposition, first capital investments, technology development, talent, target customer segments, sales strategy and GTM, culture, brand identity and messaging, product-market fit milestones, revenue goals and budget.

- Driving first revenue, early adopter successes and subscription traction with enterprise customers such as Accenture, 7-Eleven, HEB, ADP, NASA, US Air Force, US Navy and AAA and GTM/technology integrations with channel partners and B2B SaaS companies.

- Leading product strategy, roadmap and enhancement prioritization to deliver a compelling, delightful and engaging AI interview and user experience. Partnering with CTO on architecture, tech stack and processes to rapidly leverage AI and large language model advancements, open source data and private data to drive differentiated and personalized capabilities.

NITROGEN INC., Auburn, CA   2020 - 2022
Chief Product and Engineering Officer
Led product and engineering function with a $14M budget and 94 team members for a $44M ARR and 78% GM SaaS start-up providing best-in-class B2B and B2B2C products and data to US wealth tech and fintech markets.

- Hired as a transitional C-suite Leader to develop and accelerate transformational strategy and operating model for engineering and product; enabled ARR growth from $26M to $44M over two years and set the foundation for scaling toward a $1B valuation.

- Rebuilt and transformed software engineering, platform engineering and data, product management and product design by recruiting top leaders and talent, modernizing the tech stack and creating agile processes, resulting in improved feature velocity, execution predictability, innovation, productivity, user satisfaction and Board engagement.

- Grew function from 47 to 94 team members across the US and Poland; improved talent, experience and accountability levels by upgrading 40% of VP/Director/Manager leaders and 25% of engineers and product managers and adding VP/Director/Manager roles for high-performance teams and org structures.

- Extended progress to evolve the stack through modern frameworks such as React, GraphQL, breaking down frontend and backend monoliths, introducing NLP and implementing micro frontend and microservices patterns.

- Shaped product strategies, roadmaps and feature priorities which drove 30%+ YOY growth and expansion into new market segments and co-created stakeholder engagement and decision-making processes which aligned company goals with product investments.

- Sponsored and drove data strategy, investments and projects using behavioral analytics to improve user experience, ML-powered features for innovation and consumer and advisor analytics for new products.

- Engaged and collaborated with principals and head of technology at Hg Capital for due diligence on product, data, architecture, talent and operations to support a $305M acquisition for majority ownership.

- As a catalyst and change agent, represented future state to Board of Directors each quarter for the review and approval of product strategy and roadmap, technology strategy, budget, talent, resourcing model, operate vs. invest ROI and business outcome per product line.

FREEWAVE TECHNOLOGIES INC., Boulder, CO   2019 - Present
Member, Board of Directors
Leading provider of communications, software and data platform in the industrial Internet of Things (IoT) markets. Contributing to strategy, value proposition and roadmaps which enable disruptive software and data solutions.

LOWE'S COMPANIES, INC**.,** Seattle, WA   2018 - 2019
Vice President, Innovation Labs
Led digital innovation labs with a $21M budget and 67 team members, including product management, applied research, software and hardware engineering, UI/UX and data.

- Drove $440M of new revenue with mobile apps, SaaS products and 3D visualization for stores and digital.
- Developed and patented innovations in augmented and virtual reality (AR/VR), sensors, visual search, machine learning, machine vision and a microservices-based SaaS content management solution.
- Provided C-suite leadership with technology trends, investment recommendations and innovation roadmap for review and alignment at quarterly meetings of officers and the board of directors.
- Transformed product development effectiveness, efficiency and team member happiness by introducing Agile methodology, hiring product managers, restructuring engineering pods and applying RACI framework.

CISCO SYSTEMS, INC**.,** San Jose, CA   2001 - 2017
Senior Director and General Manager, 2012 - 2017
SaaS Business Unit and Cloud Analytics Practice
Founded, led and scaled a global product unit including product management, software engineering, UI/UX, data science, data research, customer success, operations and consulting.

- Created an organic business by developing SaaS products to provide cloud app discovery, user behavior analytics and security risks. Proved technical feasibility by building a prototype using open source on AWS.
- Grew ARR from $0 to $110M from SaaS, data and services. Achieved P/L gross margin of 67%. Engaged with C-level business and IT leaders at over 175 companies to build relationships and drive sales.
- Developed three iterations of architecture and improvements to data pipeline and SaaS operations to scale processing up to 10Tb of unstructured data per day from over 11M user and machine endpoints.
- Grew team of SW engineers, data scientists, architects and product managers from scratch to 65+.

Senior Director and General Manager, 2009 - 2012
Global Commercial Segment Software Solutions and Services
Formed and led a team in the US and India to build down-market solutions provided via SaaS. Grew annual revenue from $7M to $124M and P/L gross margin from 49% to 62%. Delivered value to more than 9M users at 1,500 companies by enabling partners to use SaaS and services in security, Wi-Fi and cloud.

Chief of Staff and Director, Strategy, Planning and Operations, 2007 - 2009
Advanced Services and Solutions
Led strategy for a $2.5B services and software entity and set priorities to invest $84M into key initiatives.

Director, Solutions Engineering and Product Management, 2004 - 2007
Secure Networks Business Unit
Formed a 43-person group for software development and product management that delivered 38% YOY growth to reach $435M in revenue from software products and solutions in Wi-Fi, identity management and security.

Director and General Manager, 2001 to 2004
Emerging Technology Solutions Division
Co-founded and led a 135-person engineering and product team which achieved $81M in software revenues.

EDUCATION

Master of Business Administration, Carnegie Mellon University, Tepper School of Business, Pittsburgh, PA

Bachelor of Science, Electrical Engineering, Rochester Institute of Technology, Rochester, NY

PASSIONATE ENGAGEMENTS
- Hoops anyone? Avid basketball player and coach of girls' soccer, softball and basketball.
- Loves travel and adventure; visited 27 countries in the Americas, Europe and Asia.
- Committed to women's professional growth: Mentor for early-in-career individuals and peer executives.
- Advisory Boards: Carnegie Mellon University, Rochester Institute of Technology, and Northwestern University.